UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2011

Commission File Number: 000-53543

Ballard Power Systems Inc.
(Translation of registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway
Burnaby, BC
V5J 5J8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F    ☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date:	November 14, 2011	By:	/s/ Tony Guglielmin
		Name:	Tony Guglielmin
		Title:	Vice President & Chief Financial Officer

EXHIBIT LIST

Exhibit No.	Description
99.1	Ballard Power Systems Third Quarter 2011 Financial Statements

99.2	Ballard Power Systems Third Quarter 2011 Management’s Discussion and Analysis